Exhibit 12.1

Statement Regarding the Computation of the Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2013	2014	2015	2016	2017	2018
Fixed Charges:
Interest expense on indebtedness	$70	$1,414	$2,297	$2,861	$12,300	$2,127
Non-cash interest expense and other	—	94	166	198	6,616	3,084
Interest expense on portion of rent expense representative of interest	82	46	326	590	980	323
Total fixed charges	$152	$1,554	$2,789	$3,649	$19,896	$5,534

Preferred stock dividends	$3,624	$2,920	$—	$—	$—	$—
Accretion of preferred stock	197	168	—	—	—	—
	$3,821	$3,088	$—	$—	$—	$—

Earnings (loss):
Net loss	$(6,019)	$(17,037)	$(58,020)	$(74,216)	$(106,782)	$(23,862)
Fixed charges per above	152	1,554	2,789	3,649	19,896	5,534
Adjusted earnings (loss)	$(5,867)	$(15,483)	$(55,231)	$(70,567)	$(86,886)	$(18,328)

Deficiency of earnings available to cover fixed charges	$(6,019)	$(17,037)	$(58,020)	$(74,216)	$(106,782)	$(23,862)
Ratio of earnings (loss) to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(9,840)	$(20,125)	$(58,020)	$(74,216)	$(106,782)	$(23,862)
Ratio of earnings (loss) to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A	N/A